UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SIGNING DAY SPORTS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

82670R 107
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 8 pages

CUSIP No.	82670R 107

1.	NAMES OF REPORTING PERSONS The Nelson Revocable Living Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 709,851
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 709,851
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 709,851
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12.	TYPE OF REPORTING PERSON OO

Page 3 of 8 pages

CUSIP No.	82670R 107

1.	NAMES OF REPORTING PERSONS Daniel D. Nelson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,044,851
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,044,851
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,044,851
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12.	TYPE OF REPORTING PERSON IN

Page 4 of 8 pages

CUSIP No.	82670R 107

1.	NAMES OF REPORTING PERSONS Jodi B. Nelson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,044,851
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,044,851
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,044,851
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12.	TYPE OF REPORTING PERSON IN

Page 5 of 8 pages

CUSIP No.	82670R 107

Item 1.

(a)	Name of Issuer: Signing Day Sports, Inc. (the “Issuer”)

(b)	Address of Issuer’s principal executive offices: 8355 East Hartford Rd., Suite 100, Scottsdale, AZ 85255

Item 2.

(a)

Name of person filing:

This statement is being jointly filed by The Nelson Revocable Living Trust, an Arizona trust provided for by the Nelson Revocable Living Trust Agreement established on March 9, 1999 and amended and restated on November 21, 2005 (the “Nelson Trust”), Daniel D. Nelson, an individual, and Jobi B. Nelson, an individual (collectively, the “Reporting Persons”).

(b)

Address of the principal business office or, if none, residence:

The business address of the Nelson Trust is 8753 E. Bell Road, Suite 110, Scottsdale, AZ 85260. The business address of Daniel D. Nelson is 8355 East Hartford Rd., Suite 100, Scottsdale, AZ 85255. The business address of Jodi B. Nelson is 9820 E Thompson Peak Pkwy, Lot 623, Scottsdale, AZ 85255.

(c)	Citizenship: The Nelson Trust is an Arizona trust. Each of Daniel D. Nelson and Jodi B. Nelson is a United States citizen.

(d)	Title of class of securities: Common stock, par value $0.0001 per share (“common stock”)

(e)	CUSIP No.: 82670R 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

Page 6 of 8 pages

CUSIP No.	82670R 107

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

As of June 30, 2024, the Reporting Persons beneficially owned the following securities of the Issuer:

The Nelson Trust held and beneficially owned 709,851 shares of common stock.

Daniel D. Nelson, co-trustee of the Nelson Trust, beneficially owned (i) 200,000 shares of common stock held by Daniel D. Nelson, (ii) 709,851 shares of common stock held by the Nelson Trust, (iii) 5,000 shares of common stock issuable upon the exercise of an option held by Daniel D. Nelson, (iv) 30,000 shares of common stock issuable upon the exercise of an option held by Daniel D. Nelson, and (v) 100,000 shares of common stock issuable upon the exercise of an option held by Daniel D. Nelson. Daniel D. Nelson and Jodi B. Nelson, who is the spouse of Mr. Nelson, are the co-trustees of the Nelson Trust. Mr. Nelson is deemed to beneficially own the shares of common stock beneficially owned by the Nelson Trust and have shared voting and dispositive power with Ms. Nelson over its shares. Mr. Nelson also has shared voting and dispositive power with Ms. Nelson over the shares of common stock held by Mr. Nelson and that may be purchased by exercise of Mr. Nelson’s stock options.

Jodi B. Nelson, co-trustee of the Nelson Trust, beneficially owned (i) 200,000 shares of common stock held by Daniel Nelson, (ii) 709,851 shares of common stock held by the Nelson Trust, (iii) 5,000 shares of common stock issuable upon the exercise of an option held by Daniel Nelson, (iv) 30,000 shares of common stock issuable upon the exercise of an option held by Daniel Nelson, and (v) 100,000 shares of common stock issuable upon the exercise of an option held by Daniel Nelson. Jodi B. Nelson is a co-trustee of the Nelson Trust and is the spouse of Mr. Nelson, and is deemed to beneficially own the shares of common stock beneficially owned by each of the Nelson Trust and Mr. Nelson and have shared voting and dispositive power over such shares.

(b)

Percent of class:

Based on a total of 16,017,086 shares of common stock outstanding as of June 30, 2024, the shares of common stock beneficially owned by the Nelson Trust, Daniel D. Nelson, and Jodi B. Nelson represented approximately 4.4%, 6.5%, and 6.5% of the Issuer’s outstanding common stock, respectively.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0

	(ii)	Shared power to vote or to direct the vote:	Nelson Trust: 709,851 Daniel D. Nelson: 1,044,851 Jodi B. Nelson: 1,044,851

	(iii)	Sole power to dispose or to direct the disposition of:	0

	(iv)	Shared power to dispose or to direct the disposition of:	Nelson Trust: 709,851 Daniel D. Nelson: 1,044,851 Jodi B. Nelson: 1,044,851

Page 7 of 8 pages

CUSIP No.	82670R 107

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 8 of 8 pages

CUSIP No.	82670R 107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2024

The Nelson Revocable Living Trust

	By:	/s/ Daniel D. Nelson
	Name:	Daniel D. Nelson
	Title:	Trustee

	By:	/s/ Jodi B. Nelson
	Name:	Jodi B. Nelson
	Title:	Trustee

/s/ Daniel D. Nelson
Daniel D. Nelson

/s/ Jodi B. Nelson
Jodi B. Nelson